

December 19, 2012

Via Facsimile
Ms. Lihua Wang, Chief Financial Officer
NF Energy Saving Corporation
Room 3106, Block C, 390 Qingnian Avenue
Heping District
Shenyang, P.R. China 110002

> **Re: NF Energy Saving Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 28, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 13, 2012**
> **File No. 1-34890**

Dear Ms. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following questions.

- Please tell us how you maintain your books and records and prepare your financial statements. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Alternatively, if you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- Please tell us the backgrounds of the people involved in your financial reporting. We would like to understand more about the backgrounds of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

  If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
  - the name and address of the accounting firm or organization;
  - the qualifications of their employees who perform the services for your company;
  - how and why they are qualified to prepare your financial statements;
  - how many hours they spent last year performing these services for you; and
  - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

  If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
  - why you believe they are qualified to prepare your financial statements;
  - how many hours they spent last year performing these services for you; and
  - the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

- Please tell us whether you have an audit committee financial expert. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge.

Item 1A. Risk Factors, page 21

2.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, may be unable to inspect the audit work and

practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports will be deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Liquidity and Capital Resources, page 45

3.   In future filings, please clarify how your current and available capital resources are sufficient to fund planned operations and debt obligations for a period of not less than twelve months.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.   We note your disclosure regarding prepayments for construction in progress in lieu of accounts receivable during 2011. Please provide us additional information related to the facts and circumstance surrounding these transactions, including the identity of each party involved and any relationships amongst the parties. Please help us fully understand how and why you had transactions in which you essentially recognized a long lived asset and revenue.

Note 2. Summary of Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets, page F-9

5.   Your current policy does not appear to comply with ASC Topic 360-10-35-17. In this regard, we note your disclosure that the recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated discounted net cash flows expected to be generated by the assets rather than *undiscounted* net cash flows. Please confirm to us that your policy complies with the ASC Topic and revise future disclosures accordingly. This comment is also applicable to future quarterly filings.

Form 10-Q for the period ended September 30, 2012

Condensed Consolidated Statements of Cash Flows, page F-4

6.   Please help us understand how you determined the change in accounts payable that you recorded under cash flows from operating activities during the nine months ended September 30, 2012 in light of the amounts on your balance sheets.

Note 4 – Construction in Progress, page F-13

7.   We note your disclosure that the first phase of you CIP was completed in 2011. Please provide us a roll-forward of your CIP account during each of the last two fiscal years and the current interim period. Specifically address whether upon the completion of phase 1 amounts were transferred to property, plant and equipment and address if and when depreciation expense began to be recorded.

Note 13 – Concentrations of Risk, page F-20

8.   We note your disclosures regarding significant customers. It appears to us that your disclosures may not be accurate or that you may not be consistently identifying your significant customers. In this regard, we note that in your 2011 Form 10-K you disclose that "customer B" had no receivables outstanding at 12/31/11; however, in your current Form 10-Q, you disclose that during the nine months ended 9/30/12 you recorded $2.1 million in revenues from "customer B" yet they had $7.3 million of receivables outstanding at 9/30/12. For each of the three significant customers you identify, please provide us a roll-forward of their accounts receivable balances during the last two fiscal years and the current interim period. Specifically address the A/R aging for each significant customer at 9/30/12.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 10

9.   We note that during the year ended 12/31/11 and the nine months ended 9/30/12, you attribute significant declines in revenues to delays in completing and moving into your new manufacturing facility and the fact that your new facility is not fully operational. Based on the significance of the declines in revenues you experienced in 2011 and 2012, please provide us, and revise future filings to disclose, a more comprehensive discussion of the specific facts and circumstances surrounding the declines, including the nature of the delays, the reasons why the declines continued even after the completion of phase 1 of the new facility, when you expect the new facility to be fully operational, and how and why you have a basis to believe revenues will improve when that occurs.

Liquidity and Capital Resources, page 13

10.   We note the significant deterioration in the aging of your accounts receivable at 12/31/11 and 9/30/2012. As of each date, please tell us the amount of receivables you have subsequently collected in cash and explain to us how you determined the allowance for doubtful accounts as of each date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief